UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

August 21, 2013
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On August 21, 2013, Raymond James Financial, Inc. (the "Company") issued a press release to disclose its operating data for July 2013.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated August 21, 2013, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____
RAYMOND JAMES FINANCIAL, INC.

Date: August 21, 2013   By: /s/ Jeffrey P. Julien
                                              Jeffrey P. Julien
                                              Executive Vice President - Finance,
                                              Chief Financial Officer and Treasurer

EXHIBIT 99.1



August 21, 2013   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL REPORTS RECORD

ASSETS UNDER ADMINISTRATION AND ASSETS UNDER MANAGEMENT IN JULY

ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

Total securities commissions and fees of $241 million were up 4.4 percent over last year's July but down slightly from the preceding month. Private Client Group securities fees and commissions were up in the U.S. but offset by a decrease in Canada. Although Equity Capital Markets securities fees and commissions were up for the month, they were offset by a larger decrease in Fixed Income, resulting in a modest decrease in the Capital Markets segment for this line item compared to the preceding month.

Client assets under administration achieved a new record of $418 billion, up 11.7 percent from last year's July and up 3.0 percent from the preceding month. Similarly, assets under management hit a new record of $55 billion, up 34.4 percent over last year's July and 5.3 percent over the previous month. Asset growth was the result of both an increase in the S&P 500 (4.95 percent) and net inflows in assets.

Equity Capital Markets had a lackluster July as both underwriting and M&A activity were muted. Fixed Income had improved trading results as July nearly made up for the June monthly loss. However, commission volumes continued to be challenged. August is showing improvement so far for both of our Capital Markets businesses.

Outstanding loans at Raymond James Bank were flat with the preceding month at $8.7 billion. Loan demand appears to be increasing, although we continue to be very selective.

Recent declines in the S&P 500 coupled with a traditional seasonal weakness in August may make the latter part of the current month challenging for certain of our businesses.

We continue to focus on growth initiatives and our cost structure. We believe our businesses are well positioned to compete in any economic environment.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, and Raymond James Ltd., have approximately 6,300 financial advisors serving approximately 2.5 million accounts in approximately 2,500 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $418 billion.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in realizing the projected benefits of the Morgan Keegan acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2012 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended June 30, 2013, March 31, 2013, and December 31, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, contact Steve Hollister at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.
Operating Data

	July 2013	June 2013	July 2012
	(22 business days)	(20 business days)	(21 business days)
Total securities commissions and fees [1]	$ 241.5 mil.	$ 242.3 mil.	$ 231.4 mil.
Client assets under administration [2]	$ 418.0 bil.	$ 405.8 bil.	$ 374.4 bil.
Financial assets under management [3]	$ 55.0 bil.	$ 52.2 bil.	$ 40.9 bil.
Raymond James Bank total loans, net	$ 8.7 bil.	$ 8.7 bil.	$ 7.9 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) Includes assets held for institutional clients of approximately $19 billion and $18 billion for July 31, 2013 and June 30, 2013, respectively.

(3) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.